Exhibit 99.1

Explanation of Responses:

(1) Common Stock and Warrants held directly by Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., a limited partnership formed under the laws of the Province of Manitoba (“BAMPIC”). BAMPIC is an indirect subsidiary of the Reporting Person.

(2) Common Stock and Warrants held directly by Brookfield (US) Investments Ltd., a Bermuda limited company (“BUSIL”). BUSIL is an indirect subsidiary of the Reporting Person.

(3) Common Stock held directly by Brookfield BPY Retail Holdings Sub I LLC, a Delaware limited liability company (“BPY Sub”). BPY Sub is an indirect subsidiary of the Reporting Person.

(4) Common Stock held directly by Brookfield BPY Retail Holdings I LLC, a Delaware limited liability company (“BPY”). BPY is an indirect subsidiary of the Reporting Person.

(5) Common Stock and Warrants held directly by Brookfield US Holdings Inc., an Ontario corporation (“BUSHI”). BUSHI is an indirect subsidiary of the Reporting Person.

(6) Common Stock and Warrants held directly by Brookfield Real Estate Turnaround Fund GP, L.P. (“RETIP”). RETIP is an indirect subsidiary of the Reporting Person.

(7) As a result of BAMPIC receiving in-kind distributions of shares of Common Stock in excess of its pro rata share (in lieu of its share of Warrants), such transaction would be deemed to be a disposition of BAMPIC’s pecuniary interest in Warrants in exchange for acquiring pecuniary interest in additional shares of Common Stock having the value of such excess.

(8) BAMPIC exchanged shares of Common Stock for Warrants having the same value.

(9) As a result of BUSIL receiving in-kind distributions of shares of Common Stock in excess of its pro rata share (in lieu of its share of Warrants), such transaction would be deemed to be a disposition of BUSIL’s pecuniary interest in Warrants in exchange for acquiring pecuniary interest in additional shares of Common Stock having the value of such excess.

(10) BUSIL exchanged shares of Common Stock for Warrants having the same value.

(11) As a result of RETIP receiving in-kind distributions of shares of Common Stock in excess of its pro rata share (in lieu of its share of Warrants), such transaction would be deemed to be a disposition of RETIP’s pecuniary interest in Warrants in exchange for acquiring pecuniary interest in additional shares of Common Stock having the value of such excess.

(12) RETIP exchanged shares of Common Stock for Warrants having the same value.

(13) The Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants that are directly beneficially owned by BAMPIC, BUSIL, BPY Sub, BPY, BUSHI and RETIP, except to the extent of any indirect pecuniary interest therein.

(14) Each Warrant entitled the holder to purchase 1.143 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.